COUNSEL
CORPORATION

# THIRD QUARTER REPORT

FOR THE PERIOD ENDING SEPTEMBER 30, 2003

3

REPORT TO SHAREHOLDERS

We are pleased to report Counsel Corporation’s consolidated results for the third quarter of 2003. Significant developments since our last report are as follows (all amounts are stated in US dollars unless noted):

Communications

•	I-Link Incorporated (OTCBB:ILNK.OB) will be holding its annual shareholders’ meeting on November 26, 2003. Following this meeting, Counsel expects to convert approximately $32.2 million of its loans receivable from I-Link into equity. This will be accompanied by the launch of I-Link’s new name, Acceris Communications, and a share consolidation of 1-for-20. Following the debt restructuring, Counsel will own approximately 88% of I-Link and will have loans receivable totaling approximately $33.5 million.

•	I-Link expects to commence offering local dialing services to its residential and small business customers in the fourth quarter of 2003. The service will initially be available in New York and New Jersey, expanding to other markets throughout the United States in 2004.

•	Acceris Communications Technologies entered into a licensing agreement on October 7, 2003 with J-Link Incorporated of Yokohama City, Japan, an Internet provider.

Real Estate

•	Counsel Real Estate continues to meet the quarterly objectives for its income producing property portfolio, including equity returns, occupancy rates and lease renewals.

Corporate

•	The Company repaid its outstanding 6% convertible debentures at maturity (October 31, 2003) by delivering 690 common shares for each $1,000 of principal, resulting in the issuance of 28.2 million common shares. A significant debenture holder filed a lawsuit to restrain the Company from satisfying its obligation to repay the debentures at maturity by delivering common shares. On October 28, 2003, the Ontario Superior Court of Justice dismissed the lawsuit. The debenture holder has appealed this decision. The Company had offered $750 cash for each $1,000 of principal amount of debentures as an alternative to delivering common shares at maturity. However, less than 45% of the debentures were tendered to this offer, and the offer expired on October 30, 2003 without take-up.

•	In October, the Company received notices of intent to exercise options to purchase five retirement centres in Ontario and British Columbia from the lessee of the centres. The total purchase price is Cdn $30 million, and the transaction is expected to close in the second quarter of 2004. At September 30, 2003, the centres had a net asset value of Cdn $22.2 million and were subject to mortgages aggregating Cdn $18.3 million.

The Company has returned to profitability in the third quarter of 2003, with net earnings of $783,000 or $0.01 per share. For the quarter and nine months ended September 30, 2003, consolidated revenue from continuing operations was $37.2 million and $107.1 million, respectively. This compares to $38.5 million in the second quarter of 2003, $21.0 million in the third quarter of 2002 and $67.5 million for the nine months ended September 30, 2002. The increase in consolidated revenue over the third quarter of 2002 is due primarily to the full quarter inclusion of revenues related to the December 2002 acquisition of the enterprise and agent businesses of RSL Com USA Inc. and revenue from a network service offering.

We are pleased with the progress made in the third quarter of 2003 towards achieving our objective of generating improved operating results and cash flow.

On behalf of the Board,

ALLAN SILBER
Chairman and Chief Executive Officer
November 19, 2003

COUNSEL CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED SEPTEMBER 30, 2003
(All dollar amounts are in thousands of US dollars, unless otherwise indicated)

INTRODUCTION

This interim management’s discussion and analysis (“MD&A”) of the results of operations of Counsel Corporation (“Counsel”, the “Company”) for the three and nine months ended September 30, 2003 and its financial condition as at September 30, 2003 is based on the Company’s interim consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and the guidance of the Canadian Institute of Public and Private Real Estate companies (“CIPREC”) and should be read in conjunction with the restated audited annual consolidated financial statements for the year ended December 31, 2002 and the notes thereto. References to interim financial statements are to the unaudited consolidated financial statements of Counsel as at and for the three and nine months ended September 30, 2003.

Forward-looking information

This MD&A contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plans”, “continue”, or the negative thereof or other variations thereof or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include, without limitation, the timing of acquisitions and expansion opportunities, technological change and changes to the business environment that may impact the Company’s capital expenditures and competitive factors that may impact revenue and operating costs and alter the timing and amount of the Company’s capital expenditures. Any of these factors could cause actual results to vary materially from current results or the Company’s currently anticipated future results and financial condition. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made. Additional information concerning factors that cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities.

Definitions

The Company’s discussion of its financial results focuses on operating income (loss) and net earnings (loss). Operating income (loss) and net earnings (loss) are presented in the Company’s unaudited consolidated statement of operations. Operating income (loss) is defined as earnings from continuing operations before other gains, other losses and impairments, interest and taxes. It is important to note that operating income (loss) is not a measure of performance under Canadian GAAP. Operating income (loss) should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian GAAP or as a measure of operating performance or profitability. Operating income (loss) does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies.

Certain comparative figures have been reclassified to conform to the current period financial statement presentation.

OVERVIEW

Counsel is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

The Company entered the communications sector in March 2001 when it acquired a controlling interest in I-Link Incorporated (“I-Link/Acceris”). I-Link/Acceris is a supplier of voice, data and enhanced communications products and services. I-Link/Acceris operates as a facilities based telecommunications carrier providing long distance voice services to retail customers in the United States, and long distance voice and data services to small to medium-sized businesses in the United States. I-Link/ Acceris also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol communications technology.

The Company entered the real estate sector in 2002, when it completed the acquisition of five income producing properties, consisting of approximately 730,000 square feet and 13 acres of vacant land zoned for retail development in Canada.

CRITICAL ACCOUNTING POLICIES

The financial statements of Counsel are prepared in conformity with a framework of generally accepted accounting policies selected by management and approved by the Audit Committee of the Board of Directors. These policies are set out in Note 3 to the December 31, 2002 restated consolidated financial statements. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on our reported results or financial position. The policies identified as critical to Counsel are discussed below.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

The most significant estimates relate to the application of purchase accounting, the assessment of recoverability of customer and loans receivables, portfolio investments, and the cash-flows expected to be derived from long lived assets including property under development, income producing properties, property, plant and equipment and intangible assets. Management makes significant estimates related to the measurement of obligations and the timing of the related cash flows, particularly related to accrued liabilities and future income tax liabilities. Such timing and measurement uncertainty could have a material effect on the reported results of operations and the financial position of the Company.

Actual results could differ materially from those estimates in the near term.

Revenue recognition

Telecommunication services

Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably assured. Revenue is derived from telecommunications usage, based on minutes of use. Revenue derived from usage is recognized as services are provided, based on agreed upon usage rates. Revenue is recorded net of estimated customer credits and billing errors, which are recorded at the same time the corresponding revenue is recognized. Revenues from billings for services rendered where collectibility is not determinable, are recognized when the final cash collections to be retained by the Company are finalized.

Technology licensing

Revenue from the sale of software licenses is recognized when a non-cancelable agreement is in force, the license fee is fixed or determinable, acceptance has occurred and collectibility is reasonably assured. Maintenance and support revenue is recognized ratably over the term of the related agreements. When a license of technology requires continued support or involvement of I-Link, contract revenue is spread over the period of the required support or involvement. In the event that collectibility is in question, revenue (deferred or recognized) is recorded only to the extent of cash receipts.

Valuation of portfolio investments

Portfolio investments represent investments in publicly traded and privately held companies. These investments are accounted for using the cost method. Under the cost method, the investment is initially recorded at cost; earnings from such investments are only recognized to the extent received or receivable. Provisions for loss in value are recorded if a decline in value is considered to be other than temporary. Neither unrealized gains nor recoveries in valuation, if any, are reflected in the consolidated financial statements.

Valuation of intangible assets

Effective 2002, companies are no longer permitted to amortize goodwill on a periodic or routine basis. Instead, the carrying value of goodwill must be assessed at least annually based on a comparison of a reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit.

Intangible assets are recorded at fair value upon acquisition. Finite-life intangible assets are amortized on a straight-line basis over their estimated useful life of one to five years (See Note 10 to the December 31, 2002 restated consolidated financial statements).

On an ongoing basis, management reviews the carrying value of intangible assets and the amortization of finite-life intangible assets, taking into consideration any events and circumstances that might have impaired their carrying value. The Company assesses impairment by determining whether the carrying value exceeds the fair value, determined as the consideration that would be agreed upon in an arm’s length transaction. If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to operations in the period in which such impairment is determined by management.

Valuation of income producing properties

Income producing properties are carried at the lower of depreciated cost and net recoverable amount. A write-down to net recoverable amount is recognized when a property’s undiscounted cash flows are less than its carrying value. Projections of future cash flows take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. The use of net recoverable amount to assess the carrying value at which a property is reported assumes the property will be held for the long term. Otherwise, the net realizable value method is used. Estimated net realizable value represents the estimated selling price reduced by any costs expected until final disposition, assuming reasonable market conditions.

Income taxes

Counsel operates in Canada and the United States and is therefore subject to income taxes in multiple jurisdictions. The income tax expense reported in the statement of operations is based on a number of different estimates made by management. The effective tax rate can change from year to year based on the mix of income or loss among the different jurisdictions in which the Company operates, changes in tax laws in these jurisdictions, and changes in the estimated values of future tax assets and liabilities recorded on the balance sheet. The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets such as loss carry forwards and the future tax depreciation of capital assets are assessed at each quarter-end and a valuation allowance may be established or modified. Changes in the amount of the valuation allowance required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Material changes in income tax assets, liabilities, expense and recoveries may occur in the short term.

Restrictions in the Company’s ability to utilize income tax loss carry forwards have occurred in the past due to the application of change in ownership tax rules in the United States. There is no certainty that the application of these rules may not reoccur resulting in further restrictions on the Company’s income tax loss carry forwards existing at a particular time. Any such additional limitations could require the Company to pay income taxes in the future and record an income tax expense to the extent of such liability.

The Company could be liable for income taxes on an overall basis while having unutilized tax loss carry forwards since these losses may be applicable to one jurisdiction and or particular line of business while earnings may be applicable to a different jurisdiction and/or line of business. Additionally, income tax loss carry forwards may expire before the Company has the ability to utilize such losses in a particular jurisdiction and there is no certainty that current income tax rates will remain in effect at the time when the Company has the opportunity to utilize reported tax loss carry forwards.

NEW ACCOUNTING PRONOUNCEMENTS

Consolidation of Variable Interest Entities

The CICA issued accounting guideline AcG-15, Consolidation of Variable Interest Entities, which will be effective for the Company’s fiscal year beginning on January 1, 2004. The Guideline provides guidance as to when to apply consolidation principles to certain entities that are subject to control on a basis other than ownership of voting shares and thus determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a variable interest entity) in its consolidated financial statements. The Company is currently evaluating the effects that the adoptions of this standard will have on its financial position and results of operations.

Generally Accepted Accounting Principles

The CICA recently issued Handbook Section 1100, Generally Accepted Accounting Principles. The section establishes standards for financial reporting in accordance with generally accepted accounting principles (“GAAP”). It clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP. The standard also eliminates “industry practice” as a possible source to consult. The standard is effective for years beginning on or after October 1, 2003. The Company is currently evaluating the effects that the adoption of this standard will have on its financial position and results of operations.

Stock-Based Compensation

CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments was amended to require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004 for public companies. The Company is currently evaluating the effects that the adoption of this standard will have on its financial position and results of operations.

CONSOLIDATED RESULTS OF OPERATIONS

The following table sets out the Company’s consolidated quarterly results of operations for the eight quarters ended September 30, 2003 under the basis of presentation utilized in its GAAP financial statements.

	Unaudited								Unaudited

					Restated	Restated			Nine months ended
					(1)	(1)			September 30
	2001	2002	2002	2002	2002	2003	2003	2003		2003
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	2002
	$	$	$	$	$	$	$	$	$	$

Revenue
United States
Acceris Communications Partners	22,386	22,811	20,984	19,834	20,076	23,272	29,505	29,149	63,629	81,926
Acceris Communications Solutions	–	–	–	–	1,547	7,095	6,747	5,854	–	19,696
Acceris Communications Technologies	1,420	1,581	888	321	47	–	1,050	1,049	2,790	2,099

	23,806	24,392	21,872	20,155	21,670	30,367	37,302	36,052	66,419	103,721
Canada
Real estate	11	75	78	894	972	1,032	1,202	1,117	1,047	3,351

	23,817	24,467	21,950	21,049	22,642	31,399	38,504	37,169	67,466	107,072
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation and amortization shown below)	14,503	13,273	12,237	10,973	14,453	25,748	21,319	20,072	36,483	67,139
Income producing properties	–	–	–	309	628	662	727	618	309	2,007
Selling, general and administrative	22,331	12,392	9,865	10,675	12,805	15,529	15,904	14,777	32,932	46,210
Research and development	307	382	465	317	235	–	–	–	1,164	–
Provision for doubtful accounts	403	1,357	1,251	1,118	2,273	1,175	1,131	1,466	3,726	3,772
Depreciation and amortization	2,561	1,684	1,592	1,715	2,042	2,524	2,362	2,597	4,991	7,483

Operating loss before undernoted items	(16,288)	(4,621)	(3,460)	(4,058)	(9,794)	(14,239)	(2,939)	(2,361)	(12,139)	(19,539)
Gains and other income:
Short-term investments	5,000	26,621	879	162	405	448	1,929	1,617	27,662	3,994
Portfolio investment	64	–	–	–	–	–	–	–	–	–
Sale of subsidiary	589	–	–	–	–	–	–	–	–	–
Retirement of debt	1,093	–	–	–	–	–	–	–	–	–
Other	–	–	–	501	782	–	–	2,578	501	2,578
Impairments and other losses:
Write-down of short-term investments	(2)	(136)	(2,656)	(1,139)	(80)	(98)	(35)	–	(3,931)	(133)
Portfolio investments	(3,925)	–	–	(640)	–	–	(650)	–	(640)	(650)
Other	–	–	(64)	–	(1,159)	–	–	(657)	(64)	(657)
Interest income	529	123	146	83	49	38	114	395	352	547
Interest expense	(704)	(654)	(713)	(692)	(657)	(714)	(904)	(638)	(2,059)	(2,256)

Earnings (loss) before income taxes, non- controlling interest and discontinued operations	(13,644)	21,333	(5,868)	(5,783)	(10,454)	(14,565)	(2,485)	934	9,682	(16,116)
Income taxes	5,261	11,005	465	438	(2,253)	–	14	882	11,908	896
Non-controlling interest	(39)	–	–	–	–	–	–	–	–	–

Earnings (loss) from continuing operations	(18,866)	10,328	(6,333)	(6,221)	(8,201)	(14,565)	(2,499)	52	(2,226)	(17,012)
Discontinued operations:
Medical products and services
Medical products	(1,607)	(843)	3	(799)	(1,213)	211	10	29	(1,639)	250
Pharmaceutical products	4,519	–	(410)	(88)	(209)	(17)	145	(6)	(498)	122
Pharmacy services	(1,716)	–	–	–	(1,958)	–	–	–	–	–
Communications	(4,197)	(3,099)	(4,580)	(1,463)	(3,366)	(277)	371	213	(9,142)	307
Real estate	–	–	–	212	233	267	299	355	212	921
Long-term care	(1,043)	4	76	3	(1,007)	(904)	(1,067)	140	83	(1,831)

Net earnings (loss)	(22,910)	6,390	(11,244)	(8,356)	(15,721)	(15,285)	(2,741)	783	(13,210)	(17,243)
Weighted average number of common shares outstanding (in thousands)	22,858	22,411	22,312	22,131	21,928	21,491	21,060	20,593	22,285	21,045
Basic net earnings (loss) per share from:
Continuing operations	(0.86)	0.43	(0.32)	(0.32)	(0.41)	(0.72)	(0.15)	(0.03)	(0.21)	(0.90)
Discontinued operations	(0.18)	(0.18)	(0.20)	(0.10)	(0.34)	(0.03)	(0.01)	0.04	(0.48)	0.00

Basic net earnings (loss) per share	(1.04)	0.25	(0.52)	(0.42)	(0.75)	(0.75)	(0.16)	0.01	(0.69)	(0.90)

Diluted net earnings (loss) per share from:
Continuing operations	(0.86)	0.21	(0.32)	(0.32)	(0.41)	(0.72)	(0.15)	(0.03)	(0.21)	(0.90)
Discontinued operations	(0.18)	(0.08)	(0.20)	(0.10)	(0.34)	(0.03)	(0.01)	0.04	(0.48)	(0.00)

Diluted net earnings (loss) per share	(1.04)	0.13	(0.52)	(0.42)	(0.75)	(0.75)	(0.16)	0.01	(0.69)	(0.90)

(1)	On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements for the year ended December 31, 2002 and the quarter ended March 31, 2003 to adopt the unencumbered cash basis of revenue recognition for a telecommunications network service offering. See note 2 to the Company’s December 31, 2002 restated consolidated financial statements and note 2 to the Company’s March 31, 2003 restated interim financial statements.

Operating losses

The Company’s communications operating segments are: Acceris Communications Partners, Acceris Communications Solutions and Acceris Communications Technologies. Real estate and corporate segments are reported and analyzed separately. Each segment is discussed below.

In the third quarter of 2003, the Company incurred an operating loss of $2,361 compared to an operating loss of $2,939 for the second quarter of 2003 and an operating loss of $4,058 in the third quarter of 2002. The improved results in the third quarter compared to the third quarter of 2002, relates primarily to the acquisition of the enterprise and agent business of RSL COM U.S.A. Inc. (“RSL”) acquired on December 10, 2002.

The Company expects to produce operating income in all of its operating units in 2004.

Gains and other income

The Company makes investments in equities of publicly traded companies, categorized as short-term investments. During the third quarter of 2003, the Company reduced its short-term investment portfolio, recognizing a gain on the sale of securities of $1,617.

The Company recognized a gain of $2,578 in the third quarter of 2003 on the assignment of certain liabilities of I-Link, owed to Winter Harbor LLC, to Counsel pursuant to a settlement agreement between the Company and Winter Harbor.

Impairments and other losses

The Company recorded impairments on short-term investments of $nil in the third quarter of 2003 compared to $35 in the second quarter and a $1,139 impairment in the third quarter of 2002.

The Company incurred costs of $657 during the third quarter of 2003 related to its unsuccessful offer to acquire at least 45% of its then outstanding $40.8 million, 6% convertible unsecured subordinated debentures.

Interest income and expense

Interest expense was $638 in the third quarter of 2003 compared to $904 in the second quarter of the year and $692 in the third quarter of 2002. The third quarter decrease in 2003 versus the second quarter of 2003 related primarily to the decline in the average outstanding balance on the Company’s revolving credit facility.

The convertible debentures of Counsel are a hybrid financial instrument, which contains both debt and equity elements. Under Canadian GAAP, the majority of the interest expense associated with the debentures is recorded as a charge to equity and thus excluded from interest expense reported by the Company (See note 12 (d) to the restated December 31, 2002 consolidated financial statements).

Income taxes

The income tax expense for the Company was $882 in the third quarter of 2003 compared to $14 in the second quarter of 2003 and $438 in the third quarter of 2002.

The Company has significant operating and capital losses available to reduce future income tax expense. A large portion of the future income tax assets resulting from these losses has been offset by a valuation allowance arising from uncertainties associated with their utilization, given the large losses incurred by the Company in recent years. There is significant uncertainty as to when the Company’s estimated future income tax liabilities will convert to cash liabilities or will be determined as no longer required by the Company.

Discontinued operations

Commencing in the second quarter of 2003, the Company initiated a formal plan of disposal for one of its income producing properties. In the fourth quarter, the Company abandoned its formal plan of disposal for this income producing property. As a result of this decision, this property will be included in continuing operations in the fourth quarter of 2003.

The communications business recognized $213 of contingent consideration during this quarter from the sale of its VolP network and customers to Buyers United Inc.

Results from the seniors living business stabilized in the current quarter. The strengthening Canadian dollar relative to the US dollar had negatively affected results in earlier quarters in 2003.

Net earnings (loss)

The Company realized net earnings in the third quarter of 2003 of $783 compared to a net loss of $2,741 in the second quarter of 2003 and $8,356 in the third quarter of 2002.

The Company expects to continue to deliver improved results from its communications, real estate and corporate segments in the coming quarters.

Segment Analysis:

The continuing operations of the Company for communications are: Acceris Communications Partners, Acceris Communications Solutions and Acceris Communications Technologies. Real estate and corporate segments are reported and analyzed separately. The Company believes that providing the results of business segments on a rolling eight-quarter basis supplemented by commentary provides meaningful information for users of the consolidated financial statements.

Acceris Communications Partners

	Unaudited								Unaudited

					Restated (1)	Restated (1)			Nine months ended
	2001	2002	2002	2002	2002	2003	2003	2003	September 30
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	2002	2003
	$	$	$	$	$	$	$	$	$	$

Revenue
United States	22,386	22,811	20,984	19,834	20,076	23,272	29,505	29,149	63,629	81,926

	22,386	22,811	20,984	19,834	20,076	23,272	29,505	29,149	63,629	81,926
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation and amortization shown below)	14,503	13,273	12,237	10,973	13,262	20,920	17,374	16,839	36,483	55,133
Selling, general and administrative	13,717	7,698	6,179	5,717	7,890	10,788	10,434	10,804	19,594	32,026
Provision for doubtful accounts	403	1,357	1,251	1,118	2,240	1,151	1,169	1,467	3,726	3,787
Depreciation and amortization	809	980	977	966	1,133	1,164	1,162	1,453	2,923	3,779

Operating income (loss)	(7,046)	(497)	340	1,060	(4,449)	(10,751)	(634)	(1,414)	903	(12,799)

	Unaudited								Unaudited

					Restated (1)	Restated (1)			Nine months ended
	2001	2002	2002	2002	2002	2003	2003	2003	September 30
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	2002	2003
	$	$	$	$	$	$	$	$	$	$

Operating income (loss) by profit centre:
Retail long distance	(7,046)	(497)	340	1,060	(2,343)	(1,570)	(1,284)	(2,703)	903	(5,557)
Network service offering	–	–	–	–	(2,106)	(9,181)	650	1,518	-	(7,013)
Local dialing offering	–	–	–	–	–	–	–	(229)	-	(229)

Operating income (loss)	(7,046)	(497)	340	1,060	(4,449)	(10,751)	(634)	(1,414)	903	(12,799)

(1)	On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements for the year ended December 31, 2002 and the quarter ended March 31, 2003 to adopt the unencumbered cash basis of revenue recognition for a telecommunications network service offering. See note 2 to the Company’s December 31, 2002 restated consolidated financial statements and note 2 to the Company’s March 31, 2003 restated interim financial statements.

Acceris Communications Partners’ business includes the operations of WorldxChange acquired in June 2001 and the agent and residential (“A&R”) business of RSL acquired in December 2002. Acceris Communications Partners operates three profit centres. The core business is a facilities based telecommunications provider in the retail long distance market. Acceris Communications Partners also provided a network service offering that commenced in the fourth quarter of 2002 and was discontinued in the third quarter of 2003. Acceris Communications Partners will offer local dialing products to its residential and small business customers starting in the fourth quarter of 2003. In 2003, integration costs of $1,254 (included in selling, general and administrative expenses) were incurred as we worked to complete the integration of the acquired businesses.

Acceris Communications Partners accounted for $29,149 of telecommunication services revenue in the third quarter of 2003 compared to $29,505 in the second quarter and $19,834 in third quarter of 2002. The increase over the second quarter of 2002 resulted from the recognition of revenue under the unencumbered cash basis of accounting relating to a network service offering and the inclusion of revenue from the A&R business of RSL. It is anticipated that Acceris Communications Partners’ telecommunication services revenue will continue to increase in future quarters.

Acceris Communications Partners’ telecommunication network expense was $16,839 in the third quarter of 2003 compared to $17,374 in the second quarter and $10,973 in the third quarter of 2002. The decrease from the second quarter of 2003 relates primarily to a reduction in network expenses for the network service offering that has been discontinued. The increase over the third quarter of 2002 relates primarily to the acquisition of the former A&R business of RSL in December 2002 and the inclusion of network expenses related to the network service offering.

Many factors affect the predictability of margins including pricing and cost attributes associated with the 700+ long distance programs, fluctuations in the number of minutes carried over the Company’s frame relay and voice network each period, changes in the contribution rate to the Universal Service Fund (“USF”) and other regulatory changes associated with the USF.

Acceris Communications Partners’ selling, general and administrative expense was $10,804 in the third quarter of 2003, up from $10,434 in the second quarter and up from $5,717 in the third quarter of 2002. The increase from the second quarter of 2003 results from increased personnel costs and increased commissions, partially offset by a decrease in general operating costs. The increase from the third quarter of 2002 to the third quarter of 2003, resulted from the acquisition of the former A&R business of RSL, an increase in commission costs related to the channel strategy (commissions paid to commercial agents and MLM channels), an increase in personnel costs and an increase in professional fees.

Acceris Communications Partners’ provision for doubtful accounts was $1,467 in the third quarter of 2003 as compared to $1,169 in the second quarter and $1,118 in the third quarter of 2002.

Acceris Communications Solutions

									Unaudited
	Unaudited
									Nine months ended
	2001	2002	2002	2002	2002	2003	2003	2003	September 30
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	2002	2003
	$	$	$	$	$	$	$	$	$	$

Revenue
United States	–	–	–	–	1,547	7,095	6,747	5,854	–	19,696

	–	–	–	–	1,547	7,095	6,747	5,854	–	19,696
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation	–	–	–	–	1,191	4,828	3,945	3,233	–	12,006
and amortization shown below)
Selling, general and administrative	–	–	–	–	777	2,768	2,724	2,223	–	7,715
Provision for doubtful accounts	–	–	–	–	33	24	(38)	(1)	–	(15)
Depreciation and amortization	–	–	–	–	158	662	595	541	–	1,798

Operating loss	–	–	–	–	(612)	(1,187)	(479)	(142)	–	(1,808)

Acceris Communications Solutions is comprised of the operations of the former Enterprise business of RSL acquired in December 2002. The Enterprise business provides voice and data services to small- and medium-sized businesses. The business expects to grow with its focus on attracting and maintaining customers.

Acceris Communications Solutions accounted for $5,854 of telecommunications services revenue in the third quarter of 2003 compared to $6,747 in the second quarter and $nil in the third quarter of 2002.

Acceris Communications Solutions’ telecommunication network expense was $3,233 in the third quarter of 2003 compared to $3,945 in the second quarter and $nil in the second quarter of 2002. The savings from the second quarter resulted from a volume decline and network integration activities. The decline in costs associated with network integration activities is expected to continue throughout the remainder of 2003.

Acceris Communications Solutions accounted for $2,223 of selling, general and administrative expense in the third quarter of 2003, $2,724 in second quarter of 2003 and $nil in the third quarter of 2002. The decline from second quarter 2003 results from a decline in salaries and benefits.

Acceris Communications Technologies

									Unaudited
	Unaudited
									Nine months ended
	2001	2002	2002	2002	2002	2003	2003	2003	September 30
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	2002	2003
	$	$	$	$	$	$	$	$	$	$

Revenue
United States	1,420	1,581	888	321	47	–	1,050	1,049	2,790	2,099

	1,420	1,581	888	321	47	–	1,050	1,049	2,790	2,099
Operating costs and expenses:
Selling, general and administrative	4,646	1,002	968	942	1,350	669	1,652	954	2,912	3,275
Research and development	307	382	465	317	235	–	–	–	1,164	–
Depreciation and amortization	1,437	558	559	536	470	517	517	517	1,653	1,551

Operating loss	(4,970)	(361)	(1,104)	(1,474)	(2,008)	(1,186)	(1,119)	(422)	(2,939)	(2,727)

Acceris Communications Technologies is the technology services segment of I-Link/Acceris, which licenses a fully developed technology platform to third party users that facilitates the convergence of traditional telecommunications equipment and Internet Protocol technologies. Technology licensing revenues and contributions are project based and, as such, these amounts will vary from period to period based on the timing and size of technology licensing projects and payments.

Acceris Communications Technologies reported revenue of $1,049 in the third quarter of 2003 as compared to $1,050 in the second quarter and $321 in the third quarter of 2002. The revenues in 2003 relate to two contracts. The first contract was entered into in the first quarter of 2003, with acceptance of the technology being obtained in the second quarter of 2003. The second contract with an overseas customer was entered into in the third quarter of 2003 and is expected to continue into 2004/2005.

In the third quarter of 2003, Acceris Communications Technologies’ selling, general and administrative expense was $954, $1,652 for the second quarter of 2003 and $942 for the third quarter of 2002. It is anticipated that selling, general and administrative expense will change from quarter to quarter based on the business volumes in the segment.

Acceris Communications Technologies did not incur any research and development costs in the first, second and third quarters of 2003 compared to $317 in the third quarter of 2002. The maturity of the product offering and advancement of the technology does not require the business to invest in research and development at this time. However, investment in this segment may be required in the future to ensure the technology continues to meet the expanding needs of the customer base.

Real estate

	Unaudited								Unaudited

									Nine months ended
	2001	2002	2002	2002	2002	2003	2003	2003	September 30
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	2002	2003
	$	$	$	$	$	$	$	$	$	$

Revenue
Canada	11	75	78	894	972	1,032	1,202	1,117	1,047	3,351
	11	75	78	894	972	1,032	1,202	1,117	1,047	3,351

Operating costs and expenses:
Income producing properties	–	–	–	309	628	662	727	618	309	2,007
Depreciation and amortization	3	16	16	62	23	57	63	68	94	188

Operating income	8	59	62	523	321	313	412	431	644	1,156

Counsel purchased five income-producing properties in the third quarter of 2002 (one of which is reported as discontinued operations), which were immediately accretive to operating income.

Subsequent to the third quarter 2003, the Company rescinded its decision to sell one of the income producing properties. This property will be reflected as part of continuing operations in the financial statements in the fourth quarter of 2003.

Revenue generated by the real estate business in the third quarter of 2003 was $1,117 compared to $1,202 in the second quarter and $894 in the third quarter of 2002.

The real estate segment has generated positive operating and net income since acquisition and is self-funding. The Company anticipates acquiring additional properties. As at September 30, 2003 income-producing properties were 94% leased.

Corporate costs and expenses

	Unaudited								Unaudited

									Nine months ended
	2001	2002	2002	2002	2002	2003	2003	2003	September 30
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	2002	2003
	$	$	$	$	$	$	$	$	$	$

Operating costs and expenses:
Selling, general and administrative	3,968	3,692	2,718	4,016	2,788	1,304	1,094	796	10,426	3,194
Depreciation and amortization	312	130	40	151	258	124	25	18	321	167

Operating loss	(4,280)	(3,822)	(2,758)	(4,167)	(3,046)	(1,428)	(1,119)	(814)	(10,747)	(3,361)

Head office costs amounted to $814 compared to $1,119 in the second quarter and $4,167 in the third quarter of 2002. In the third quarter, operating costs were primarily lower than the second quarter due to a reduction in discretionary compensation and a decrease in professional service fees. The decrease from the third quarter of 2002 relative to the third quarter of 2003 is primarily due to the reduction of overhead costs resulting from closing the Company’s New York office and the termination of the Company’s affiliation with Springwell Capital Partners.

CAPITAL RESOURCES AND LIQUIDITY

Working Capital

The Company has experienced a reduction of $19,950 in working capital since December 31, 2002. The primary changes in working capital have resulted from a $9,003 increase in deferred revenue relating to a discontinued network service offering, a $4,833 increase in borrowing from its revolving credit facility in WorldxChange; a $2,393 increase in current liabilities of discontinued operations and $2,201 increase in accounts payable and accrued liabilities.

The Company expects working capital to improve in the coming quarters as we recognize amounts from deferred revenue, continue to liquidate short-term investments, dispose of long-term care assets and earn operating income.

Sources of funding

The Company had $8,510 in cash and cash equivalents and short-term investments on September 30, 2003.

In the third quarter of 2003, sources of cash included existing reserves, proceeds on the liquidation of short-term investments and positive operating cash flow. The Company will continue to monetize its short-term investments and other assets to provide funds for general corporate purposes as required.

Uses of funding

Funds were primarily used for capital expenditures, to reduce outstanding amounts borrowed under its revolving credit facilities in communications, and to make scheduled payments on its capital leases and mortgages.

Excluding the convertible debentures, substantially all debt is directly attributable to the funding of operating segments and the cost of this debt is expected to continue to be funded by operating cash flows in future periods.

Convertible debentures

The Company repaid its outstanding 6% convertible debentures at maturity (October 31, 2003) by delivering 690 common shares for each $1,000 of principal, resulting in the issuance of 28.2 million common shares. A significant debenture holder filed a lawsuit to restrain the Company from satisfying its obligation to repay the debentures at maturity by delivering common shares. On October 28, the Ontario Superior Court of Justice dismissed the lawsuit. The debenture holder has appealed this decision. The Company had offered $750 cash for each $1,000 of principal amount of debentures as an alternative to delivering common shares at maturity. However, less than 45% of the debentures were tendered to this offer, and the offer expired on October 30, 2003 without take-up.

At September 30, 2003, the Company’s convertible debentures had an outstanding face value of $40,861 (December 31, 2002 — $42,561), a fair value of $30,658 (December 31, 2002 — $27,882). The debentures matured on October 31, 2003.

Normal course issuer bids

The Company renewed its normal course issuer bids for its common shares and convertible debentures on December 12, 2002. During the third quarter of 2003 the Company acquired 313,300 common shares for cancellation for $1,430 (third quarter 2002 — 294,900 shares for $524) and $705 of convertible debentures for $641 (third quarter 2002 — $nil).

COUNSEL CORPORATION

CONSOLIDATED BALANCE SHEETS

		Restated (1)
	September 30,	December 31,
	2003	2002
(In thousands of U.S. dollars)	$	$

	(Unaudited)	(Audited)
Assets
CURRENT ASSETS
Cash and cash equivalents	7,831	8,991
Short-term investments	679	3,071
Accounts receivable (net of allowance for doubtful accounts of $3,008; 2002 – $2,784)	18,602	17,233
Income taxes recoverable	–	3,329
Future income tax assets	250	274
Prepaid expenses and deposits	3,540	4,591
Assets of discontinued operations (note 8)	5,543	2,414

	36,445	39,903
LONG-TERM ASSETS
Income producing properties	22,222	19,147
Properties under development (note 6)	7,361	3,063
Loans receivable	6,149	6,573
Prepaid expenses and deposits	1,016	2,262
Portfolio investments	6,558	4,420
Property, plant and equipment, net	10,396	12,657
Intangible assets, net (note 7)	9,484	9,318
Assets of discontinued operations (note 8)	39,241	37,370

	138,872	134,713

Liabilities
CURRENT LIABILITIES
Accounts payable	6,802	7,675
Accrued liabilities	23,840	20,766
Deferred revenue	9,961	958
Revolving credit facility	13,919	9,086
Current portion of mortgages and loans payable	2,201	3,303
Current portion of capital leases	2,660	2,714
Convertible debentures payable	1,222	2,515
Income tax payable	511	–
Liabilities of discontinued operations (note 8)	10,165	7,772

	71,281	54,789
LONG-TERM LIABILITIES
Mortgages and loans payable	17,343	14,319
Capital leases	2,331	4,146
Future income tax liabilities	37,464	36,550
Liabilities of discontinued operations (note 8)	22,975	20,025

	151,394	129,829
Commitments, contingencies, guarantees and concentrations (note 12)
MINORITY INTEREST	659	–
Shareholders’ equity (deficit)	(13,181)	4,884

	138,872	134,713

(1)	On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements for the year ended December 31, 2002 and the quarter ended March 31, 2003 to adopt the unencumbered cash basis of revenue recognition for a telecommunications network service offering. See note 2 to the Company’s December 31, 2002 restated consolidated financial statements and note 2 to the Company’s March 31, 2003 restated interim financial statements.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the restated audited consolidated financial statements for the year ended December 31, 2002.

COUNSEL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
For the period ended September 30, 2003

	Capital Stock			Equity
				component	Foreign	Restated (1)	Restated (1)
	No. of			of convertible	currency	Retained	Total
	common		Contributed	debentures	translation	earnings	Shareholders’
	shares	Amount	surplus	payable	adjustment	(Deficit)	equity
(In thousands of U.S. dollars) (Unaudited)	(In 000’s)	$	$	$	$	$	$

Balance – December 31, 2001	22,493	102,852	8,883	41,833	–	(117,074)	36,494
Adjustment related to the adoption of new accounting pronouncement	–	–	–	–	–	(1,000)	(1,000)

Restated Balance – December 31, 2001	22,493	102,852	8,883	41,833	–	(118,074)	35,494
Common shares purchased for cancellation	(492)	(2,250)	1,305	–	–	–	(945)
Accretion of equity component of debentures payable	–	–	–	2,270	–	(2,270)	–
Net loss	–	–	–	–	–	(13,213)	(13,213)

Balance – September 30, 2002	22,001	100,602	10,188	44,103	–	(133,557)	21,336
Common shares purchased for cancellation	(256)	(1,168)	581	–	–	–	(587)
Accretion of equity component of debentures payable	–	–	–	759	–	(759)	–
Gain on retirement of debentures payable net of income taxes of $15	–	–	63	(210)	–	–	(147)
Net loss – restated	–	–	–	–	–	(15,718)	(15,718)

Restated balance – December 31, 2002	21,745	99,434	10,832	44,652	–	(150,034)	4,884
Common shares purchased for cancellation	(1,337)	(6,110)	3,598	–	–	–	(2,512)
Accretion of equity component of debentures payable	–	–	–	2,232	–	(2,232)	–
Foreign currency translation adjustment	–	–	–		2,820	–	2,820
Gain on retirement of debentures payable net of income taxes of $66	–	–	671	(1,801)	–	–	(1,130)
Net loss	–	–	–	–	–	(17,243)	(17,243)

Balance – September 30, 2003	20,408	93,324	15,101	45,083	2,820	(169,509)	(13,181)

(1)	On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements for the year ended December 31, 2002 and the quarter ended March 31, 2003 to adopt the unencumbered cash basis of revenue recognition for a telecommunications network service offering. See note 2 to the Company’s December 31, 2002 restated consolidated financial statements and note 2 to the Company’s March 31, 2003 restated interim financial statements.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the restated audited consolidated financial statements for the year ended December 31, 2002.

COUNSEL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

			Nine months ended
	Three months ended		September 30
	September 30		Restated (1)
	2003	2002	2003	2002
(In thousands of U.S. dollars, except per share amounts) (Unaudited)	$	$	$	$

Revenues
Telecommunication services	35,003	19,834	101,622	63,629
Communication technology licensing	1,049	321	2,099	2,790
Income producing properties	1,117	894	3,351	1,047

	37,169	21,049	107,072	67,466

Operating costs and expenses
Telecommunication costs (exclusive of depreciation and amortization shown below)	20,072	10,973	67,139	36,483
Income producing properties	618	309	2,007	309
Selling, general and administrative	14,777	10,675	46,210	32,932
Research and development	–	317	–	1,164
Provision for doubtful accounts	1,466	1,118	3,772	3,726
Depreciation and amortization	2,597	1,715	7,483	4,991

	39,530	25,107	126,611	79,605

Operating loss before undernoted items	(2,361)	(4,058)	(19,539)	(12,139)
Gains and other income
Gain on sale of short-term investments	1,617	162	3,994	27,662
Other	2,578	501	2,578	501
Impairments and other losses
Write-down of short-term investments	–	(1,139)	(133)	(3,931)
Write-down of portfolio investments	–	(640)	(650)	(640)
Other	(657)	–	(657)	(64)

Earnings (loss) before the undernoted	1,177	(5,174)	(14,407)	11,389
Interest income	395	83	547	352
Interest expense	(638)	(692)	(2,256)	(2,059)

Earnings (loss) before income taxes and discontinued operations	934	(5,783)	(16,116)	9,682
Provision for income taxes	(882)	(438)	(896)	(11,908)

Income (loss) from continuing operations	52	(6,221)	(17,012)	(2,226)

Income (loss) from discontinued operations (note 8)	731	(2,135)	(231)	(10,984)

Net earnings (loss)	783	(8,356)	(17,243)	(13,210)

Basic and diluted net earnings (loss) per share (note 11):
Continuing operations	(0.03)	(0.32)	(0.90)	(0.21)
Discontinued operations	0.04	(0.10)	(0.00)	(0.48)

Basic and diluted net earnings (loss) per share	0.01	(0.42)	(0.90)	(0.69)

Weighted average number of common shares outstanding (in thousands) – Basic and diluted	20,593	22,131	21,045	22,285

(1)	On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements for the year ended December 31, 2002 and the quarter ended March 31, 2003 to adopt the unencumbered cash basis of revenue recognition for a telecommunications network service offering. See note 2 to the Company’s December 31, 2002 restated consolidated financial statements and note 2 to the Company’s March 31, 2003 restated interim financial statements.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the restated audited consolidated financial statements for the year ended December 31, 2002.

COUNSEL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Nine months ended September 30
	Three months ended September 30		Restated (1)
	2003	2002	2003	2002
(In thousands of U.S. dollars) (Unaudited)	$	$	$	$

Cash provided by (used in)
OPERATING ACTIVITIES
Earnings (loss) from continuing operations	52	(6,221)	(17,012)	(2,226)
Non-cash items
Future income taxes	889	795	938	11,925
Depreciation of property, plant and equipment	1,499	1,198	4,952	2,552
Amortization of intangible assets	1,098	517	2,531	2,439
Gain on sale of short-term investments	(1,617)	(162)	(3,994)	(27,662)
Write-down of short-term investments	–	1,139	133	3,931
Write-down of portfolio investments	–	640	650	579
Impairment of property, plant and equipment	–	1,070	–	2,934
Accretion of liability component of debentures payable	12	72	36	217
Stock received on sale transactions	(123)	–	(1,223)	–
Discharge of obligations	–	–	(394)	–
Assignment of certain assets	(2,578)	–	(2,578)	–

Changes in non-cash working capital related to operations
(Increase) decrease in accounts receivable	2,026	605	(128)	6,845
(Increase) decrease in income taxes recoverable	1,104	125	3,840	(4)
(Increase) decrease in loans receivable, prepaid expenses and deposits	943	(535)	(139)	(32)
Increase (decrease) in accounts payable and accrued liabilities	718	(2,884)	2,372	(15,006)
Increase (decrease) in deferred revenue	(304)	(322)	9,003	(1,940)

Cash provided by (used in) continuing operations	3,719	(3,963)	(1,013)	(15,448)
Cash provided by (used in) discontinued operations	714	(4,133)	(1,203)	(10,766)

	4,433	(8,096)	(2,216)	(26,214)

INVESTING ACTIVITIES
Purchase of short-term investments	–	–	(185)	(9,807)
Purchase of portfolio investments	–	–	–	(500)
Purchase of property, plant and equipment	(333)	–	(1,710)	(1,298)
Purchase of property under development	(994)	(540)	(1,777)	(2,611)
Proceeds on sale of short-term investments	2,476	1,743	6,438	39,383
Proceeds on sale of portfolio investments	125	88	125	145
Proceeds on sale of property, plant and equipment	–	691	160	691
Acquisition of income producing properties	–	(8,965)	–	(7,470)
Discontinued operations	–	(4,699)	1,583	371

	1,274	(11,682)	4,634	18,904

FINANCING ACTIVITIES
Net draws on revolving credit facility	(929)	1,836	4,833	1,031
Repayment of mortgages and loans payable	(93)	–	(421)	–
Capital lease repayments	(601)	(617)	(1,869)	(1,938)
Common shares purchased for cancellation	(511)	(556)	(2,512)	(945)
Retirement of debentures payable	(534)	–	(1,148)	–
Repayment of liability component of debenture payable	–	–	(1,416)	(1,282)
Discontinued operations	(67)	(276)	829	(426)

	(2,735)	387	(1,704)	(3,560)

Increase/ (decrease) in cash and cash equivalents	2,972	(19,391)	714	(10,870)
Cash and cash equivalents – beginning of period	7,779	33,878	10,037	25,357

Cash and cash equivalents – end of period	10,751	14,487	10,751	14,487
Less: cash and cash equivalents – discontinued operations	2,920	1,806	2,920	1,806

Cash and cash equivalents – continuing operations	7,831	12,681	7,831	12,681

Supplementary information
Cash paid (received) during the period:
Interest	930	990	3,866	3,705
Income tax	(1,431)	10	(4,031)	269
Non-cash investing and financing activities:
Communications shares acquired on sale transaction	123	–	1,816	–
Mortgages and loans assumed on acquisition of income producing properties	–	20,007	1,328	20,007
Assets acquired on purchase transaction	2,836	–	2,836	–
Notes payable incurred for the purchase of software and software licenses	921	–	921	–

(1)	On September 5, 2003, I-Link Incorporated, a subsidiary, restated its financial statements for the year ended December 31, 2002 and the quarter ended March 31, 2003 to adopt the unencumbered cash basis of revenue recognition for a telecommunications network service offering. See note 2 to the Company’s December 31, 2002 restated consolidated financial statements and note 2 to the Company’s March 31, 2003 restated interim financial statements.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the restated audited consolidated financial statements for the year ended December 31, 2002.

COUNSEL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

1.  Description of the business

Counsel Corporation (the “Company” or “Counsel”) is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

The Company engages in the communications sector through its investment in I-Link Incorporated (“I-Link/Acceris”). I-Link/Acceris is a supplier of voice, data and enhanced communications products and services. Through direct and indirect subsidiaries, I-Link/Acceris operates as a facilities based telecommunications carrier providing long distance voice services to retail customers in the United States, and long distance voice and data services to small- to medium-sized businesses in the United States. I-Link/Acceris also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol communications technology.

The Company entered the real estate sector during the third quarter of 2002 through the acquisition of five retail shopping centres in Canada.

To gain a full appreciation of all the assets currently under management, a review of discontinued operations is required. During 2003, the Company adopted a formal plan of disposal for an income producing property. Subsequent to the quarter end, the plan was terminated and accordingly, the income producing property will be reflected in continuing operations effective in the fourth quarter of 2003. In 2002, formal plans of disposal were adopted for the Company’s long-term care business, medical products business segment and communications network segment (see note 8).

2.  Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and are presented in U.S. dollars. These interim consolidated financial statements should be read in conjunction with the most recent restated audited annual financial statements, as at December 31, 2002, and the notes thereto. In the opinion of management, all adjustments considered necessary for a fair presentation of results for the periods reported have been included. The interim consolidated financial statements conform in all material respects to the requirements of Canadian GAAP for interim financial statements and, accordingly, do not contain all of the note disclosures found in the annual financial statements. The interim consolidated financial statements follow the same accounting policies and methods of their application as the restated audited annual financial statements.

Certain comparative figures have been reclassified to conform to the current period financial statement presentation.

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

These consolidated financial statements include the accounts of the Company and all companies which it controls. The Company’s principal operating subsidiaries comprising continuing operations and its respective ownership interest in each subsidiary as at September 30, 2003 and December 31, 2002, are as follows:

	September 30,	December 31,
	2003	2002

	%	%
Counsel Corporation (US)	100.0	100.0
Counsel Communications LLC (i)	100.0	88.4
I-Link/Acceris (i)/(ii)	69.8	60.2

(i)	On January 2, 2003, the Company acquired the minority interest of Counsel Communications LLC, which owns all of the Company’s shares of I-Link/Acceris. As a result, the Company’s ownership in Counsel Communications LLC and its effective ownership in I-Link/Acceris increased to 100% and 68.1% respectively.

(ii)	In the third quarter of 2003, the Company received 2% of the total shares of I-Link and the assignment of certain liabilities of I-Link, owed to Winter Harbor LLC, to Counsel Communications LLC pursuant to a settlement agreement between Winter Harbor LLC and the Company. This resulted in a gain of $2,578 that has been recorded in Other income on the income statement.

Intercompany balances and transactions among the Company and its subsidiaries are eliminated on consolidation.

Significant Accounting Policies

The policy below has been broadened from those set out in Note 3 of the restated consolidated financial statements as at December 31, 2002.

Properties under development

Properties under development are recorded at cost and reduced for impairment where applicable. Properties are classified as properties under development until the properties are substantially completed and available for immediate sale, at which time they are classified as properties held for sale or as income producing properties. The cost of real estate under development includes the acquisition cost of land, pre-development and development expenses, interest, realty taxes and other expenses directly related to the property.

3.  Recent accounting pronouncements

Consolidation of Variable Interest Entities

The CICA issued accounting guideline AcG-15, Consolidation of Variable Interest Entities, which will be effective for the Company’s fiscal year beginning on January 1, 2004. The Guideline provides guidance as to when to apply consolidation principles to certain entities that are subject to control on a basis other than ownership of voting shares and thus determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a variable interest entity) in its consolidated financial statements. The Company is currently evaluating the effects that the adoptions of this standard will have on its financial position and results of operations.

Generally Accepted Accounting Principles

The CICA recently issued Handbook Section 1100, Generally Accepted Accounting Principles. The section establishes standards for financial reporting in accordance with generally accepted accounting principles (“GAAP”). It clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP. The

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

standard also eliminates “industry practice” as a possible source to consult. The standard is effective for years beginning on or after October 1, 2003. The Company is currently evaluating the effects that the adoption of this standard will have on its financial position and results of operations.

Stock-Based Compensation

CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments was amended to require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004 for public companies. The Company is currently evaluating the effects that the adoption of this standard will have on its financial position and results of operations.

4.  Acquisitions

In July 2002, the Company, through its controlling interest in I-Link/Acceris, agreed to purchase certain assets and related liabilities of Transpoint Communications, LLC (“Transpoint”) and Local Telecom Holdings, LLC (“Local Telecom”). Also in July 2002, the Company and Local Telecom entered into a management agreement, pursuant to which the Company provided certain management services to Local Telecom for a monthly fee of $15, and a wholesale telecommunications services agreement, pursuant to which the Company provides network services (at prices comparable to those charged to third party carriers) to Local Telecom. The acquisition closed on July 28, 2003. The Company recorded revenues from Local Telecom for management and wholesale telecommunications services totaling $182 during 2003 until the closing. As part of the management agreement, the Company collected customer accounts on behalf of Local Telecom and paid certain costs and expenses of Local Telecom from the date of the agreement through closing. As of the closing date, the Company had an asset (which had been included in other assets) from Local Telecom of $2,836 that represented uncollected revenues from Local Telecom plus costs and expenses paid for Local Telecom, less collections on accounts receivable of Local Telecom. At closing, the $2,836 was applied as part of the total purchase price of $2,879. The intent of this acquisition was primarily to increase the Company’s customer base in the Company’s commercial agent business and improve network utilization. Subsequent to closing, actual revenues of $931 from Local Telecom customers have been recorded as telecommunication services revenues in the third quarter of 2003.

The preliminary allocation of the purchase price to the fair values of assets acquired and liabilities assumed is as follows. The completion of the purchase price allocations is pending the completion of the valuation of the intangible assets. The preliminary allocation to the intangible assets is to customer contracts and relationships ($1,399) and agent relationships ($1,398) that are being amortized over one and three years, respectively:

$

Accounts receivable and other current assets	685
Furniture, fixtures and equipment	5
Intangible assets	2,797
Accounts payable and accrued liabilities	(608)

2,879

During the second quarter, the Company acquired the Imperial Square retail development site located in Guelph, Ontario. The purchase price amounted to $2,134, including closing adjustments of $89. This acquisition was funded by the assumption of $1,328 of first mortgage debt at 9.25% maturing December 2004 and with funds from the Company and an investment partner that acquired a 35% equity interest in the property. The investment partner is affiliated with a member of the board of directors of the Company.

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

5.  Stock-based compensation plans

The Company applies the intrinsic value based method of accounting for its fixed employee stock compensation plans. Options are granted with an exercise price that is equal to the market value of the underlying stock at the date of grant and accordingly, no compensation expense has been recognized.

As the Company has elected to use the intrinsic value based method, the following disclosures are required to give pro forma effects as if the fair value based method of accounting had been used to account for employee stock compensation plans.

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2003	2002	2003	2002
	$	$	$	$

Net earnings (loss), as reported	783	(8,356)	(17,243)	(13,210)
Pro forma adjustments	(415)	(458)	(957)	(1,555)

Pro forma net earnings (loss) for the period	368	(8,814)	(18,200)	(14,765)

Pro forma basic and diluted net earnings (loss) per share	(0.02)	(0.43)	(0.97)	(0.76)

For purposes of these pro forma disclosures, the fair value of each option of the Company was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003 and 2002, respectively: risk-free interest rate of 5.0%; expected dividend yield of nil%; expected life of six years; and expected volatility of 60.0% and 65.5%, respectively. The pro forma disclosures include the effects of options issued by I-Link/Acceris.

The Black-Scholes model requires highly subjective assumptions, including volatility and the expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that the model does not necessarily provide a reliable single measure of the fair value of the Company’s stock option awards.

The Company plans to grant additional stock options each year and as a result, the above pro forma amounts are not likely to be representative of the effects on reported earnings for future years.

6.  Real estate under development

		September 30	December 31
		2003	2002
Property	Location	$	$

Imperial Square	Guelph, Ontario	3,481	—
Willowcreek II	Peterborough, Ontario	3,243	2,624
1250 Steeles Ave. West II	Brampton, Ontario	637	439

		7,361	3,063

In the third quarter of 2003, the Company commenced development of the Imperial Square property. The development is expected to cost $7,800 and will be completed in 2004. The Company expects to fund this development through a non-revolving demand loan of up to $4,984 bearing interest at prime rate plus 1%.

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

7.  Intangible assets

	September 30, 2003

			Accumulated
	Amortization	Cost	amortization	Net
	period	$	$	$

Telecommunications technology	60 months	13,628	(8,436)	5,192
Customer contracts and relationships	60 months	1,693	(283)	1,410
Agent relationships	36 months	1,981	(196)	1,785
Customer base	12 months	1,399	(350)	1,049
Agent contracts	12 months	250	(202)	48

		18,951	(9,467)	9,484

	December 31, 2002

			Accumulated
	Amortization	Cost	amortization	Net
	period	$	$	$

Telecommunications technology	60 months	13,628	(6,884)	6,744
Customer contracts and relationships	60 months	1,786	(20)	1,766
Agent relationships	36 months	588	(15)	573
Agent contracts	12 months	250	(15)	235

		16,252	(6,934)	9,318

8.  Discontinued operations

The Company has a number of discontinued operations. Long-term care and real estate are subject to formal plans of disposal while medical products and services (“MPS”) and communications operations have been sold.

Discontinued operations have been presented on a segmented basis to enhance the reader’s understanding of the financial information presented.

In October, the Company received notices of intent to exercise options to purchase five retirement centres in Ontario and British Columbia from the lessee of the centres. The total purchase price pursuant to the options is Cdn $30,000, before cost of disposition, and the transaction is expected to close in the second quarter of 2004. At September 30, 2003, the centres had a net asset value of Cdn $22,200 and were subject to mortgages aggregating Cdn $18,300.

Subsequent to end of the third quarter, the Company terminated its formal disposal plan for an income producing property. As a result of this decision, this income producing property will be included in continuing operations commencing in the fourth quarter of 2003.

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

Medical products and services (“MPS”) represents the discontinued medical products operations, pharmaceutical products operations and pharmacy services operations. A summary of the carrying value of the assets and liabilities for discontinued operations as at September 30, 2003, and December 31, 2002 is as follows:

				September 30	December 31
				2003	2002

	Long-term
	care	Real estate	Communications	Total	Total
	$	$	$	$	$

Assets
CURRENT
Cash and cash equivalents	2,850	–	70	2,920	1,059
Accounts receivable	1,137	250	–	1,387	667
Other assets	1,031	205	–	1,236	688

	5,018	455	70	5,543	2,414

LONG-TERM
Mortgage receivable	1,846	–	–	1,846	1,528
Income producing properties	–	18,444	–	18,444	15,772
Property, plant and equipment, net	18,666	–	–	18,666	19,554
Telecommunications technology	–	–	–	–	270
Goodwill, net	285	–	–	285	246

	20,797	18,444	–	39,241	37,370

TOTAL ASSETS	25,815	18,899	70	44,784	39,784

Liabilities
CURRENT
Accounts payable and accrued liabilities	8,422	175	954	9,551	6,688
Deferred revenue	–	–	–	–	576
Mortgages and loans payable	212	402	–	614	508

	8,634	577	954	10,165	7,772

LONG-TERM
Deferred revenue	336	–	–	336	115
Mortgages and loans payable	13,343	9,296	–	22,639	19,749
Non-controlling interest	–	–	–	–	161

	13,679	9,296	–	22,975	20,025

TOTAL LIABILITIES	22,313	9,873	954	33,140	27,797

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

The composition of earnings (loss) from discontinued operations is as follows:

	For the three months ended September 30, 2003

	Long-term
	care	Real estate	Communications	MPS	Total
	$	$	$	$	$

Revenue	9,397	784	–	–	10,181

Earnings (loss) before income taxes	94	355	213	23	685
Income taxes	(46)	–	–	–	(46)

Net earnings	140	355	213	23	731

	For the three months ended September 30, 2002

	Long-term
	care	Real estate	Communications	MPS	Total
	$	$	$	$	$

Revenue	8,079	591	1,892	963	11,525

Earnings (loss) before income taxes	3	212	(1,463)	(799)	(2,047)
Gain (loss) subsequent to measurement date	–	–	–	(88)	(88)

Net earnings (loss)	3	212	(1,463)	(887)	(2,135)

	For the nine months ended September 30, 2003

	Long-term
	care	Real estate	Communications	MPS	Total
	$	$	$	$	$

Revenue	27,371	2,321	2,022	–	31,714

Earnings (loss) before income taxes	(1,785)	921	307	372	(185)
Income taxes	46		–	–	46

Net earnings (loss)	(1,831)	921	307	372	(231)

	For the nine months ended September 30, 2002

	Long-term
	care	Real estate	Communications	MPS	Total
	$	$	$	$	$

Revenue	23,783	591	6,054	3,035	33,463

Earnings (loss) before income taxes	83	212	(9,142)	(1,787)	(10,634)
Gain (loss) subsequent to measurement date	–	–	–	(498)	(498)
Non-controlling interest	–	–	–	148	148

Net earnings (loss)	83	212	(9,142)	(2,137)	(10,984)

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

9.  Subsequent events

The Company repaid its outstanding $40,861 of 6% convertible unsecured subordinated debentures at maturity (October 31, 2003) by delivering 690 common shares for each $1,000 of principal, resulting in the issuance of 28.2 million common shares.

A significant debenture holder filed a lawsuit to restrain the Company from satisfying its obligation to repay the aggregate principal amount of its outstanding debentures at maturity by delivering common shares. On October 28, the Ontario Superior Court of Justice dismissed the lawsuit. The debenture holder has appealed this decision.

In October 2003, certain liabilities of the Company (including a loan payable in the amount of $747) were settled with a vendor. The settlement resulted in the Company becoming legally released from its liabilities of approximately $1,100 in accounts and notes payable and related accrued interest. This amount will be recognized as other income in the fourth quarter of 2003.

In November 2003, the Company sold 4.37 acres of its Imperial Square property for net proceeds of $1,100. The net proceeds were used to reduce the mortgage on the property.

10. Related party transaction

At September 30, 2003, I-Link/Acceris owed Counsel $65,700. This amount is eliminated in the accounts of Counsel on consolidation. On November 26, 2003 I-Link/Acceris will hold a shareholders’ meeting. Following this meeting Counsel expects to convert approximately $32,200 of this debt into equity, thereby increasing its ownership to approximately 88%. In addition, the remaining loans receivable of $33,500 and Counsel’s funding support agreement were extended through June 30, 2005.

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

11. Additional earnings (loss) per share disclosures

The following is a reconciliation of the numerators and denominators used in computing basic and diluted net earnings (loss) per share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2002	2003	2002
	$	$	$	$

Basic and diluted net earnings (loss) per share:
Numerator:
Earnings (loss) from continuing operations	52	(6,221)	(17,012)	(2,226)
Accretion of equity component of debentures payable	(702)	(691)	(2,232)	(2,270)

Earnings (loss) available to common shareholders – continuing operations	(650)	(6,912)	(19,244)	(4,496)

Income (loss) from discontinued operations	731	(2,135)	(231)	(10,984)

Denominator:
Weighted average common shares outstanding (000’s)	20,593	22,131	21,045	22,285

Basic and diluted earnings (loss) per share from continuing operations	(0.03)	(0.32)	(0.90)	(0.21)
Basic and diluted earnings (loss) per share from discontinued operations	0.04	(0.10)	(0.00)	(0.48)

Basic and diluted net earnings (loss) per share	0.01	(0.42)	(0.90)	(0.69)

Diluted net earnings (loss) per share:
Weighted average common shares outstanding (000’s)	20,593	22,131	21,045	22,285

Diluted earnings (loss) per share from continuing operations	(0.03)	(0.32)	(0.90)	(0.21)
Diluted earnings (loss) per share from discontinued operations	0.04	(0.10)	(0.00)	(0.48)

Diluted net earnings (loss) per share	0.01	(0.42)	(0.90)	(0.69)

Potential common share equivalents, incremental shares from stock options and shares issuable upon conversion of convertible debentures have been excluded from the loss per share calculation, as they are anti-dilutive.

12.	Commitments, contingencies, guarantees and concentrations

The Company has guaranteed the repayment of certain mortgages amounting to $38,677. Seven of these mortgages, amounting to $29,687, are payable by a limited partnership in which the Company has a 50% equity interest. The Company’s investment in this limited partnership has a carrying value of $nil. In 1984 the Company sold seven long-term care facilities to the limited partnership. The Company continues to act as guarantor for the repayment of the first mortgages on the facilities, which were assumed by the limited partnership. The limited partnership is in compliance with the terms of the mortgages and, accordingly, the Company has not recognized any liability that may arise under the guarantees provided. The Company believes that the value of the facilities, which have been provided

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

as collateral for the guarantees, is in excess of the amount of the mortgages and, on a sale or liquidation, would be sufficient to reimburse the Company for any payments that become due under these guarantees.

In addition, the Company has provided a guarantee for the repayment of a mortgage of $8,990 payable by another limited partnership. In 1985 the Company sold a long-term care facility to the limited partnership. The mortgage on the facility was assumed by the partnership and continues to be guaranteed by the Company. The Company receives a fee for this guarantee. The Company has no equity interest in the partnership; however, it does receive an annual incentive fee from the partnership based on the partnership’s financial performance and is entitled to participate in the proceeds of a sale or refinancing of the facility. The Company’s guarantee for this mortgage expires in 2015. The limited partnership is in compliance with the terms of the mortgage and, accordingly, the Company has not recognized any liability that may arise under this guarantee. The Company believes that the value of the facility, which has been provided as collateral for the guarantee, is in excess of the amount of the mortgage and, on a sale or liquidation, would be sufficient to reimburse the Company for any payment that becomes due under this guarantee.

13. Segmented information

The Company currently operates in two sectors, communications and real estate.

The communications sector consists of the Company’s subsidiary, I-Link/Acceris. I-Link/Acceris operates in three reportable segments, Acceris Partners, Acceris Solutions and Acceris Technologies:

•	Acceris Partners includes the operations of WorldxChange (which was formerly reported as the dial-around segment), acquired in June 2001, and the agent and residential business of RSL, which was acquired in December 2002. This segment offers dial-around and 1+ telecommunications products.

•	Acceris Solutions is the Enterprise business of RSL, which was acquired in December 2002. This segment offers voice and data solutions to enterprise customers.

•	Acceris Technologies is the technology services segment, acquired in March 2001, which offers a fully developed network convergence software solution for voice and data. Acceris Technologies licenses certain developed technology to third party users.

The real estate segment, which commenced operations in the third quarter of 2001, is comprised of the Company’s investment in five income producing properties in Canada, four of which were purchased in 2002.

Each segment operates as a strategic business unit with separate operating management. The Company assesses performance based on operating income (loss), which is defined as earnings from continuing operations before other gains, other losses and impairments, interest and taxes. The accounting policies for the segments are the same as those described in note 3 to the restated December 31, 2002 consolidated financial statements.

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

	For the three months ended September 30, 2003

	Acceris	Acceris	Acceris	Real
	Partners	Solutions	Technologies	estate	Corporate	Total
	$	$	$	$	$	$

Revenue
Canada	–	–	–	1,117	–	1,117
United States	29,149	5,854	1,049	–	–	36,052

	29,149	5,854	1,049	1,117	–	37,169
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation and amortization shown below)	16,839	3,233	–	–	–	20,072
Income producing properties	–	–	–	618	–	618
Selling, general and administrative	10,804	2,223	954	–	796	14,777
Provision for doubtful accounts	1,467	(1)	–	–	–	1,466
Depreciation and amortization	1,453	541	517	68	18	2,597

Operating income (loss) before undernoted items	(1,414)	(142)	(422)	431	(814)	(2,361)
Gains and other income:
Gain on sale of short-term investments	–	–	–	–	1,617	1,617
Other	–	–	–	–	2,578	2,578
Impairments and other losses:
Other	–	–	–	–	(657)	(657)
Interest income	–	–	–	–	395	395
Interest expense	(270)	(88)	(20)	(197)	(63)	(638)

Segment earnings (loss)	(1,684)	(230)	(442)	234	3,056	934

Segment assets as of September 30
Canada	–	–	–	49,743	32,550	82,293
United States	30,942	6,743	9,627	–	9,267	56,579

	30,942	6,743	9,627	49,743	41,817	138,872

Capital expenditures	(1,149)	(81)	–	(21)	(3)	(1,254)
Other significant non-cash items:
Amortization of deferred revenue	(9,061)	(874)	(330)	–	–	(10,265)
Accretion of liability component of debentures payable	–	–	–	–	12	12

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

	For the three months ended September 30, 2002

	Acceris	Acceris	Acceris	Real
	Partners	Solutions	Technologies	estate	Corporate	Total
	$	$	$	$	$	$

Revenue
Canada	–	–	–	894	–	894
United States	19,834	–	321	–	–	20,155

	19,834	–	321	894	–	21,049
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation and amortization shown below)	10,973	–	–	–	–	10,973
Income producing properties	–	–	–	309	–	309
Selling, general and administrative	5,717	–	942	–	4,016	10,675
Research and development	–	–	317	–	–	317
Provision for doubtful accounts	1,118	–	–	–	–	1,118
Depreciation and amortization	966	–	536	62	151	1,715

Operating income (loss) before undernoted items	1,060	–	(1,474)	523	(4,167)	(4,058)
Gains and other income:
Gain on sale of short-term investments	–	–	–	–	162	162
Other	499	–	–	–	2	501
Impairments and other losses:
Write-down of short-term investments	–	–	–	–	(1,139)	(1,139)
Portfolio investments	–	–	–	–	(640)	(640)
Interest income	–	–	8	–	75	83
Interest expense	(266)	–	(156)	(179)	(91)	(692)

Segment earnings (loss)	1,293	–	(1,622)	344	(5,798)	(5,783)

Segment assets as of September 30
Canada	–	–	–	38,800	37,352	76,152
United States	29,439	–	14,865	–	18,030	62,334

	29,439	–	14,865	38,800	55,382	138,486

Capital expenditures	(580)	–	–	–	(32)	(612)
Other significant non-cash items:
Amortization of deferred revenue	–	–	(368)	–	–	(368)
Accretion of liability component of debentures payable	–	–	–	–	72	72

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

	For the nine months ended September 30, 2003

	Acceris	Acceris	Acceris	Real
	Partners	Solutions	Technologies	estate	Corporate	Total
	$	$	$	$	$	$

Revenue
Canada	–	–	–	3,351	–	3,351
United States	81,926	19,696	2,099	–	–	103,721

	81,926	19,696	2,099	3,351	–	107,072
Operating costs and expenses
Telecommunication costs (exclusive of depreciation and amortization shown below)	55,133	12,006	–	–	–	67,139
Income producing properties	–	–	–	2,007	–	2,007
Selling, general and administrative	32,026	7,715	3,275	–	3,194	46,210
Provision for doubtful accounts	3,787	(15)	–	–	–	3,772
Depreciation and amortization	3,779	1,798	1,551	188	167	7,483

Operating income (loss) before undernoted items	(12,799)	(1,808)	(2,727)	1,156	(3,361)	(19,539)
Gains and other income:
Gain on sale of short-term investments	–	–	–	–	3,994	3,994
Other	–	–	–	–	2,578	2,578
Impairments and other losses:
Write-down of short-term investments	–	–	–	–	(133)	(133)
Portfolio investments	–	–	–	–	(650)	(650)
Other	–	–	–	–	(657)	(657)
Interest income	2	–	–	–	545	547
Interest expense	(960)	(267)	(259)	(580)	(190)	(2,256)

Segment earnings (loss)	(13,757)	(2,075)	(2,986)	576	2,126	(16,116)

Segment assets as of September 30
Canada	–	–	–	49,743	32,550	82,293
United States	30,942	6,743	9,627	–	9,267	56,579

	30,942	6,743	9,627	49,743	41,817	138,872

Capital expenditures	(2,425)	(110)	–	(41)	(55)	(2,631)
Other significant non-cash items:
Amortization of deferred revenue	(14,344)	(2,700)	(484)	–	–	(17,528)
Accretion of liability component of debentures payable	–	–	–	–	36	36

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003 (In thousands of U.S. dollars, except per share amounts) (Unaudited)

	For the nine months ended September 30, 2002

	Acceris	Acceris	Acceris	Real
	Partners	Solutions	Technologies	estate	Corporate	Total
	$	$	$	$	$	$

Revenue
Canada	–	–	–	1,047	–	1,047
United States	63,629	–	2,790	–	–	66,419

	63,629	–	2,790	1,047	–	67,466
Operating costs and expenses
Telecommunication costs (exclusive of depreciation and amortization shown below)	36,483	–	–	–	–	36,483
Income producing properties	–	–	–	309	–	309
Selling, general and administrative	19,594	–	2,912	–	10,426	32,932
Research and development	–	–	1,164	–	–	1,164
Provision for doubtful accounts	3,726	–	–	–	–	3,726
Depreciation and amortization	2,923	–	1,653	94	321	4,991

Operating income (loss) before undernoted items	903	–	(2,939)	644	(10,747)	(12,139)
Gains and other income:
Gain on sale of short-term investments	–	–	–	–	27,662	27,662
Other	499	–	–	–	2	501
Impairments and other losses:
Write-down of short-term investments	–	–	–	–	(3,931)	(3,931)
Portfolio investments	–	–	–	–	(640)	(640)
Other	–	–	–	–	(64)	(64)
Interest income	–	–	27	–	325	352
Interest expense	(858)	–	(478)	(213)	(510)	(2,059)

Segment earnings (loss)	544	–	(3,390)	431	12,097	9,682

Segment assets as of September 30
Canada	–	–	–	38,800	37,352	76,152
United States	29,439	–	14,865	–	18,030	62,334

	29,439	–	14,865	38,800	55,382	138,486

Capital expenditures	(1,440)	–	–	–	(48)	(1,488)
Other significant non-cash items:
Amortization of deferred revenue	–	–	(3,162)	–	–	(3,162)
Accretion of liability component of debentures payable	–	–	–	–	217	217

CORPORATE AND SHAREHOLDER INFORMATION

CORPORATE INFORMATION

COUNSEL CORPORATION

The Exchange Tower
Suite 1300, P.O. Box 435
130 King Street West
Toronto, Ontario M5X 1E3
Tel: 416 866 3000
Fax: 416 866 3061
Website: www.counselcorp.com

SHAREHOLDER INFORMATION

AUDITORS

PricewaterhouseCoopers LLP
Chartered Accountants

TRANSFER AGENTS & REGISTRARS

Computershare Trust Company of Canada
Tel: 416 981 9500

Computershare Trust Company Inc

Tel: 303 984 4034

CAPITAL STOCK & CONVERTIBLE

DEBENTURES
At September 30, 2003 there were 20,408,000 common shares and
$40,861,000 of convertible debentures outstanding.

STOCK LISTINGS

Counsel Corporation’s common shares are
listed on The Toronto Stock Exchange
under the symbol CXS and on The NASDAQ
Stock Market under the symbol CXSN.

SHAREHOLDER

& INVESTOR CONTACT
STEPHEN WEINTRAUB
Senior Vice President & Secretary
Tel: 416 866 3058
Fax: 416 866 3061
E-mail: saw@counselcorp.com